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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                AMENDMENT NO. 4
                                      TO
                                  SCHEDULE TO

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act Of 1934

                             READ-RITE CORPORATION
                      (Name of Subject Company (issuer))

                       READ-RITE CORPORATION, as issuer
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

         6 1/2% CONVERTIBLE SUBORDINATED NOTES DUE SEPTEMBER 1, 2004
                        (Title of Class of Securities)

                                   755246AA3
                      (CUSIP Number of Class Securities)

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                               Cyril J. Yansouni
                            Chief Executive Officer
                             READ-RITE CORPORATION
                             345 Los Coches Street
                          Milpitas, California 95035
                                (408) 262-6700
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                              -------------------

                                  Copies to:

       John A. Fore, Esq.                                 Abigail Arms, Esq
WILSON SONSINI GOODRICH & ROSATI                        Shearman & Sterling
       650 Page Mill Road                          801 Pennsylvania Avenue, N.W.
       Palo Alto, CA 94304                             Washington, D.C. 20004
          (650) 493-9300                                   (202) 508-8000

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                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation                        Amount of filing fee
--------------------------------------------------------------------------------
     $70,725,000(1)                             $18,672
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(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of January 25, 2000 of the maximum amount of 6 1/2% Convertible Subordinated Notes due September 1, 2004 that may be received by the Registrant from tendering holders in the exchange offer.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed January 27, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,147
Form or Registration No.: S-4
(File No. 333-95527)
Filing Party:  Read-Rite Corporation
Date Filed:    January 27, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  INTRODUCTION

This Amendment No. 4 to a Tender Offer Statement on Schedule TO (the "Statement") amends and supplements the Statement originally filed by Read-Rite Corporation on February 7, 2000 and amended on February 10, 2000, February 28, 2000, and March 1, 2000 in connection with its offer to exchange up to $345,000,000 of its 6 1/2% Convertible Subordinated Notes due September 1, 2004 (or such lesser number as are properly tendered) into its 10% Convertible Subordinated Notes due September 1, 2004, upon the terms and subject to the conditions set forth in Read-Rite Corporation's Registration Statement on Form S-4 (File No. 333-95527) filed with the Securities and Exchange Commission on January 27, 2000, and as amended on February 7, 2000 and March 1, 2000 (collectively, the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

The Registrant hereby amends and supplements the Schedule TO as follows:

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Item 12. Exhibits.
         --------

         Item 12 is hereby amended and supplemented as follows:

         (a)(14) Press release issued March 3, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  March 6, 2000                   READ-RITE CORPORATION

                                             By: /s/ Andrew C. Holcomb
                                                --------------------------------
                                             Name:  Andrew C. Holcomb
                                             Title: Vice President and General
                                                    Counsel

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